SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 or 15d-16 of
The Securities Exchange Act Of 1934

Report On Form 6-K Dated March 14, 2011
Commission File Number: 000-51183

SHAMIR OPTICAL INDUSTRY LTD.
(Translation of Registrant's Name Into English)

Kibbutz Shamir, Upper Galilee, 12135
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F ☒   Form 40-F  ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ☐   No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-_______)

Attached hereto as Exhibit 99.1 is a press release dated March 14, 2011, relating to the Registrant's financial results for the fourth quarter of 2010. Also attached, as Exhibit 99.2, is a redacted version of the press release, from which certain non-GAAP financial information has been deleted.

Exhibit 99.2 is hereby incorporated by reference into the Registration Statements on Form S-8 of the Registrant (registration Nos. 333-137628, 333-145945, and 333-153396).

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Shamir Optical Industry Ltd. (Registrant)

Date: March 14, 2011	By:	/s/ David Bar-Yosef
David Bar-Yosef, Advocate
General Counsel